UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

Internet Brands, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

460608 10 2

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460608 10 2		13G	Page 2 of 8 Pages
1.			Names of Reporting Persons Foundation Capital II, L.P.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 0%
12.			Type of Reporting Person (see instructions) PN

(1) This Schedule 13G is filed by Foundation Capital II, L.P. (“FC2”), Foundation Capital II Principals Fund, L.L.C. (“FC2P”), Foundation Capital II Entrepreneurs Fund, L.L.C. (“FC2E”) and Foundation Capital Management Company II, L.L.C. (“FC2M” and together with FC2, FC2P, and FC2E, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 460608 10 2		13G	Page 3 of 8 Pages
1.			Names of Reporting Persons Foundation Capital II Principals Fund, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 0%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 460608 10 2		13G	Page 4 of 8 Pages
1.			Names of Reporting Persons Foundation Capital II Entrepreneurs Fund, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 0%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 460608 10 2		13G	Page 5 of 8 Pages
1.			Names of Reporting Persons Foundation Capital Management Co. II, L.L.C.
2.			Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X] (1)
3.			SEC USE ONLY
4.			Citizenship or Place of Organization Delaware ,United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares
9.			Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)		[ ]
11.			Percent of Class Represented by Amount in Row 9 0%
12.			Type of Reporting Person (see instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1(a).	Name of Issuer: Internet Brands, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 909 North Sepulveda Boulevard, 11th Floor El Segundo, California 90245
Item 2(a).

Name of Person Filing:

Foundation Capital II, L.P. (“FC2”)

Foundation Capital II Principals Fund, L.L.C. (“FC2P”)

Foundation Capital II Entrepreneurs Fund, L.L.C. (“FC2E”)

Foundation Capital Management Company II, L.L.C. (“FC2M”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 250 Middlefield Road Menlo Park, California 94025
Item 2(c).	Citizenship: FC2 – Delaware, United States of America FC2P – Delaware, United States of America FC2E – Delaware, United States of America FC2M – Delaware, United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 460608 10 2
Item 3.	Not applicable.

Item 4. Ownership.  The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2008:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
FC2	0	0	0	0	0	0	0%
FC2P	0	0	0	0	0	0	0%
FC2E	0	0	0	0	0	0	0%
FC2M	0	0	0	0	0	0	0%

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Page 6 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February ___, 2009

FOUNDATION CAPITAL MANAGEMENT CO. II, L.L.C.

By:       /s/ Adam Grosser

Member

FOUNDATION CAPITAL II, L.P.

By:

Foundation Capital Management Co. II, L.L.C.

its General Partner

By:       /s/ Adam Grosser

Member

FOUNDATION CAPITAL II ENTREPRENEURS FUND, L.L.C.

By:

Foundation Capital Management Co. II, L.L.C.

its Manager

By:       /s/ Adam Grosser

Member

FOUNDATION CAPITAL II PRINCIPALS, L.L.C.

By:

Foundation Capital Management Co. II, L.L.C.

its Manager

By:       /s/ Adam Grosser

Member

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 8 Pages